The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated July 17, 2019

Pricing supplement To prospectus dated April 5, 2018, prospectus supplement dated April 5, 2018, product supplement no. 3-I dated April 5, 2018 and underlying supplement no. 1-I dated April 5, 2018	Registration Statement Nos. 333-222672 and 333-222672-01 Dated July , 2019 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Auto Callable Inverse Knock-Out Notes Linked to the S&P 500® Index due July 22, 2021 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek full repayment of the principal amount of their notes at maturity or upon an automatic call and who seek a positive return based on the depreciation of the S&P 500® Index. If the closing level of the Index declines by more than 21% on any trading day during the term of the notes, the notes will be automatically called and investors will receive the Conditional Return of 2%. If the notes are not called and the Ending Index Level is less than the Initial Index Level by not more than 21%, investors will be entitled to a return based on the Absolute Index Return. However, if the notes are not called and the Index has appreciated over the term of the notes, investors will receive only the principal amount of their notes at maturity.
•	Investors should be willing to forgo interest and dividend payments while seeking full repayment of principal at maturity or upon automatic call, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.
•	The notes will be automatically called if the closing level of the S&P 500® Index on any trading day during the Observation Period is less than the Knock-Out Level. The earliest date on which an automatic call may occur is July 22, 2019.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Index:	The S&P 500® Index (Bloomberg ticker: SPX)
Automatic Call:

The notes will be automatically called if a Knock-Out Event occurs and you will receive a payment per $1,000 principal amount note on the Automatic Call Redemption Date calculated as follows:

$1,000 + ($1,000 × Conditional Return)

Knock-Out Event:	A Knock-Out Event occurs if the closing level of the Index on any trading day during the Observation Period is less than the Knock-Out Level.
Knock-Out Level:	79% of the Initial Index Level
Conditional Return:	At least 2%*. The actual Conditional Return will be provided in the pricing supplement and will not be less than 2%.
Automatic Call Redemption Date:	The third business day after an automatic redemption has been triggered as set forth under “— Automatic Call” above
Observation Period:	The period from but excluding the Trade Date to and including the Final Valuation Date
Payment at Maturity:

If a Knock-Out Event has not occurred and the Ending Index Level is equal to or greater than the Initial Index Level, you are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

If a Knock-Out Event has not occurred and the Ending Index Level is less than the Initial Index Level, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Absolute Index Return)

Because the payment at maturity will reflect the Absolute Index Return only if a Knock-Out Event has not occurred and the Ending Index Level is less than the Initial Index Level, there is effectively a cap on your return at maturity. Your maximum return at maturity will be 21% and the maximum payment at maturity is $1,210 per $1,000 principal amount note.

Index Return:	(Ending Index Level – Initial Index Level) Initial Index Level
Absolute Index Return:	The absolute value of the Index Return. For example, if the Index Return is -5%, the Absolute Index Return will equal 5%.
Initial Index Level:	The closing level of the Index on the Pricing Date
Ending Index Level:	The closing level of the Index on the Final Valuation Date
Pricing Date:	On or about July 19, 2019
Original Issue Date:	On or about July 24, 2019 (Settlement Date)
Final Valuation Date*:	July 19, 2021
Maturity Date*:	July 22, 2021
CUSIP:	48130URJ6
*	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $15 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $980 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $970 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 3-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004518/dp87527_424b2-ps3i.pdf
•	Underlying supplement no. 1-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004514/crt_dp87766-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

JPMorgan Structured Investments —	PS- 1
Auto Callable Inverse Knock-Out Notes Linked to the S&P 500® Index

What Is the Payment at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical return at maturity or payment at maturity for each $1,000 principal amount note. The “return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical return or payment at maturity set forth below assumes an Initial Index Level of 3,000, a Knock-Out Level of 2,370 (equal to 79% of the hypothetical Initial Index Level) and a Conditional Return of 2%. The actual Conditional Return will be provided in the pricing supplement and will not be less than 2%. Each hypothetical return or payment at maturity set forth below is for illustrative purposes only and may not be the actual return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Ending Index Level	Index Return	A Knock-Out Event Occurs: The Notes Are Automatically Called (1)			A Knock-Out Event Does Not Occur: The Notes Are Not Automatically Called (1)
		Payment Upon Automatic Call	Return on the Automatic Call Redemption Date	Absolute Index Return	Payment at Maturity	Return at Maturity
6,000.00	100.00%	N/A	N/A	N/A	$1,000.00	N/A
5,700.00	90.00%	N/A	N/A	N/A	$1,000.00	N/A
5,400.00	80.00%	N/A	N/A	N/A	$1,000.00	N/A
5,100.00	70.00%	N/A	N/A	N/A	$1,000.00	N/A
4,800.00	60.00%	N/A	N/A	N/A	$1,000.00	N/A
4,500.00	50.00%	N/A	N/A	N/A	$1,000.00	N/A
4,200.00	40.00%	N/A	N/A	N/A	$1,000.00	N/A
3,900.00	30.00%	N/A	N/A	N/A	$1,000.00	N/A
3,600.00	20.00%	N/A	N/A	N/A	$1,000.00	N/A
3,300.00	10.00%	N/A	N/A	N/A	$1,000.00	N/A
3,150.00	5.00%	N/A	N/A	N/A	$1,000.00	N/A
3,075.00	2.50%	N/A	N/A	N/A	$1,000.00	N/A
3,000.00	0.00%	N/A	N/A	N/A	$1,000.00	N/A
2,970.00	-1.00%	N/A	N/A	1.00%	$1,010.00	1.00%
2,925.00	-2.50%	N/A	N/A	2.50%	$1,025.00	2.50%
2,850.00	-5.00%	N/A	N/A	5.00%	$1,050.00	5.00%
2,700.00	-10.00%	N/A	N/A	10.00%	$1,100.00	10.00%
2,400.00	-20.00%	N/A	N/A	20.00%	$1,200.00	20.00%
2,370.00	-21.00%	N/A	N/A	21.00%	$1,210.00	21.00%
2,369.70	-21.01%	$1,020.00	2.00%	N/A	N/A	N/A
2,100.00	-30.00%	$1,020.00	2.00%	N/A	N/A	N/A
1,800.00	-40.00%	$1,020.00	2.00%	N/A	N/A	N/A
1,500.00	-50.00%	$1,020.00	2.00%	N/A	N/A	N/A
1,200.00	-60.00%	$1,020.00	2.00%	N/A	N/A	N/A
900.00	-70.00%	$1,020.00	2.00%	N/A	N/A	N/A
600.00	-80.00%	$1,020.00	2.00%	N/A	N/A	N/A
300.00	-90.00%	$1,020.00	2.00%	N/A	N/A	N/A
0.00	-100.00%	$1,020.00	2.00%	N/A	N/A	N/A

(1) The notes are automatically called if a Knock-Out Event occurs, meaning the closing level of the Index on any trading day during the Observation Period is below the Knock-Out Level.

JPMorgan Structured Investments —	PS- 2
Auto Callable Inverse Knock-Out Notes Linked to the S&P 500® Index

Hypothetical Examples of Amount Payable at Maturity or Upon an Automatic Call

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: A Knock-Out Event has occurred and the level of the Index decreases from the Initial Index Level of 3,000 to a closing Index Level of 2,100 on a trading day during the Observation Period. Because the closing level of the Index is below the Knock-Out Level on a trading day during the Observation Period, the notes will be automatically called and the investor will receive the principal amount plus a return equal to the Conditional Return of 2.00%, resulting in a payment upon an Automatic Call of $1,020 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 2%) = $1,020

Because the notes are automatically called, the return on the notes is limited to the Conditional Return. No further payments will be made on the notes.

Example 2: A Knock-Out Event has not occurred and the level of the Index increases from the Initial Index Level of 3,000 to an Ending Index Level of 3,300.

Because the Ending Index Level of 3,300 is greater than the Initial Index Level of 3,000, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: A Knock-Out Event has not occurred and the level of the Index decreases from the Initial Index Level of 3,000 to an Ending Index Level of 2,370.

Because the Ending Index Level of 2,370 is less than the Initial Index Level of 3,000 by up to 21%, the investor receives a payment at maturity of $1,210 per $1,000 principal amount note, the maximum payment at maturity.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or upon an Automatic Call. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 3
Auto Callable Inverse Knock-Out Notes Linked to the S&P 500® Index

Selected Purchase Considerations

•	Conditional Return upon Automatic Call following a Knock-Out Event — The notes will be automatically called if a Knock-Out Event occurs and we will pay you the principal amount plus an amount equal to the Conditional Return. No further payments will be made on the notes.
•	Potential Early Exit As a Result of Automatic Call Feature — While the original term of the notes is approximately two years, the notes will be automatically called before maturity if a Knock-Out Event occurs, and you will be entitled to the applicable payment set forth on the cover of this pricing supplement. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.
•	Bearish Growth Potential at Maturity Only If the Notes are Not Automatically CALLED — If a Knock-Out Event has not occurred and the Ending Index Level is less than the Initial Index Level, you will receive your principal amount at maturity plus an amount reflecting the Absolute Index Return. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	LIMITED, CAPPED APPRECIATION POTENTIAL — If a Knock-Out Event has not occurred and the Ending Index Level is less than the Initial Index Level but is greater than or equal to the Knock-Out Level of 79% of the Initial Index Level, at maturity, in addition to your principal amount, for each $1,000 principal amount note, you will receive a payment equal to $1,000 × the Absolute Index Return. However, if the Ending Index Level is greater than or equal to the Initial Index Level, you will receive only the principal amount of your notes at maturity. Accordingly, the maximum payment at maturity is $1,210 per $1,000 principal amount note.
•	RETURN LINKED INVERSELY TO THE S&P 500® INDEX — The return on the notes is linked inversely to the S&P 500® Index. The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see “Equity Index Descriptions – The S&P U.S. Indices” in the accompanying underlying supplement.
•	TREATMENT AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes with a Term of More than One Year — Notes Treated as Contingent Payment Debt Instruments,” in the accompanying product supplement no. 3-I. Unlike a traditional debt instrument that provides for periodic payments of interest at a single fixed rate, with respect to which a cash-method investor generally recognizes income only upon receipt of stated interest, we intend to treat the notes for U.S. federal income tax purposes as “contingent payment debt instruments.” Assuming this treatment is respected, as discussed in that subsection, you generally will be required to accrue original issue discount (“OID”) on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the note, which generally will equal the cost thereof, increased by the amount of OID you have accrued in respect of the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. You should consult your tax adviser concerning the application of these rules. The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). In light of the bearish economics of the notes, payment on the notes to Non-U.S. Holders will not be subject to Section 871(m).

Withholding under legislation commonly referred to as “FATCA” may apply to the payment on your notes at maturity, as well as to the gross proceeds of a sale or other disposition of a note prior to maturity, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

The discussions in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes with a Term of More than One Year — Notes Treated as Contingent Payment Debt Instruments”) in the accompanying product supplement, constitute the full opinion of Latham & Watkins LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

JPMorgan Structured Investments —	PS- 4
Auto Callable Inverse Knock-Out Notes Linked to the S&P 500® Index

•	COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on July 16, 2019 and we had determined the comparable yield on that date, it would have been an annual rate of 2.38%, compounded semiannually. The actual comparable yield that we will determine for the notes may be higher or lower than 2.38%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual payment at maturity or upon an Automatic Call that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in (including a short position in) the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement.

•	THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — If a Knock-Out Event has not occurred and the Ending Index Level is greater than or equal to the Initial Index Level, you will receive only the principal amount of your notes at maturity, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.
•	THE NOTES ARE BEARISH ON THE INDEX — Because the notes are bearish on the Index, your return on the notes will not benefit from any appreciation of the Index.
•	The Appreciation Potential of the Notes Is Limited by the Knock-Out Level — Because the payment at maturity will reflect the Absolute Index Return only if a Knock-Out Event has not occurred and the Ending Index Level is less than the Initial Index Level, there is effectively a cap on your return at maturity. Your maximum return at maturity will be 21% and the maximum payment at maturity is $1,210.00 per $1,000 principal amount note.
•	The Appreciation Potential of the Notes Is Limited to the Conditional Return If A KNOCK OUT EVENT OCCURS — If a Knock-Out Event occurs, the return on your notes will be limited to the Conditional Return.
•	You May Receive NO Return on the Notes If a Knock-Out Event Has Not Occurred— If a Knock-Out Event has not occurred and the Index Return is positive or if the Absolute Index Return is less than 2%, the return on the notes at maturity could be zero and will be less than the Conditional Return of 2% you would have received if a Knock-Out Event had occurred and the notes had been subject to Automatic Call.
•	The Repayment of Principal Applies Only If You Hold the Notes to Maturity or UPON AN AUTOMATIC CALL — You should be willing to hold your Notes to maturity or an Automatic Call. If you are able to sell your notes in the secondary market, if any, prior to maturity, you may have to sell them at a loss relative to your initial investment even if the closing level of the Index is below the Initial Index Level. If you hold the notes to maturity or Automatic Call, we will repay at least your principal amount subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co..
•	The Probability That the Notes Will Be Automatically CALLED Depends on the Volatility of the index — “Volatility” refers to the frequency and magnitude of changes in the level of the Index. Greater expected volatility with respect to the Index reflects a higher expectation as of the Trade Date that the notes will be automatically called, resulting in the loss of the opportunity to earn a return on the notes at maturity based on the Absolute Index Return. However, the Index’s volatility can change significantly over the term of the notes. The level of the Index could fall sharply, which could trigger an Automatic Call and result in your receiving only the Conditional Return. The level of the Index could increase, in which case the payment at maturity would be limited to the principal amount of the note and the return on the notes will be zero.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations

JPMorgan Structured Investments —	PS- 5
Auto Callable Inverse Knock-Out Notes Linked to the S&P 500® Index

under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

In addition, JPMorgan Chase & Co. is currently one of the companies that make up the S&P 500® Index, but JPMorgan Chase & Co. will have no obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index.

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;

JPMorgan Structured Investments —	PS- 6
Auto Callable Inverse Knock-Out Notes Linked to the S&P 500® Index

•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rates on the equity securities included in the Index;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Index would have.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, the estimated value of the notes will be provided in the pricing supplement and may be as low as the minimum for the estimated value of the notes set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimum for the estimated value of the notes.

JPMorgan Structured Investments —	PS- 7
Auto Callable Inverse Knock-Out Notes Linked to the S&P 500® Index

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 3, 2014 through July 12, 2019. The closing level of the Index on July 16, 2019 was 3,004.04.

We obtained the closing levels of the Index above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date, any trading day during the Observation Period or the Final Valuation Date. There can be no assurance that the performance of the Index will result in a payment at maturity in excess of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors ” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our

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Auto Callable Inverse Knock-Out Notes Linked to the S&P 500® Index

hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Payment at Maturity, Assuming a Range of Performances for the Index?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked Inversely to the S&P 500® Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments —	PS- 9
Auto Callable Inverse Knock-Out Notes Linked to the S&P 500® Index